U.S. Securities and Exchange Commission

                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                         GENERAL AMERICAN ROYALTY, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

              Delaware                               75-2468002
 -----------------------------------------------------------------------------
(State or other jurisdiction of               (I.R.S. Employer Identification
 incorporation or organization)                        Number)

One Energy Square, 4925 Greenville Ave., Ste. 717, Dallas, TX 75206
------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)

Issuers' telephone number: 214-361-8535
                           ---------------------------------------------------
Securities to be registered under Section 12(b) of the Act:

  Title of each class                         Name of each exchange on which
  to be so registered                         each class is to be registered

-------------------------------             ---------------------------------

-------------------------------             ---------------------------------

-------------------------------             ---------------------------------


Securities to be registered under Section 12(g) of the Act:

                          Common Stock $0.001 par value
                 -----------------------------------------------
                                (Title of class)

                 -----------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS



The Company.................................................... 1

Glossary....................................................... 1

Description of Business........................................ 3

Risks of Oil and Gas Activities................................ 10

Description of Property........................................ 12

Directors, Executive Officers and Significant Employees........ 13

Remuneration of Directors and Officers......................... 17

Security Ownership of Management and Certain Securityholders... 18

Interests of Management and Others in Certain Transactions..... 19

Description of Securities...................................... 20

Market Price of and Dividends on the Company's Common Equity
     and Other Shareholder Matters............................. 21

Legal Proceedings.............................................. 22

Changes in and Disagreements with Accountants.................. 22

Recent Sales of Unregistered Securities........................ 22

Indemnification of Directors and Officers...................... 24

Financial Statements........................................... 24

Exhibits....................................................... 25

Signatures..................................................... 25

                                     PART I

                                   THE COMPANY

     History and Purpose.  General American  Royalty,  Inc. (the "Company") is a
     -------------------
Delaware corporation incorporated on December 28, 1992 as Hermes Capital Management, Inc. It conducted no business activities under that name. On October 23, 1995 it changed its name to General American Royalty, Inc. It was organized to engage in the following business activities:

     o to acquire producing oil and gas royalty, overriding royalty and mineral interests;

     o to acquire nonproducing oil and gas royalty, overriding royalty, and mineral interests;

     o    to purchase units of publicly  traded royalty trusts; and

     o to manage joint ventures with institutional investors to accomplish the above purposes.

     The Company was activated in late 1995 and 1996 through the purchase of certain producing oil and gas interests in exchange for shares of Common Stock of the Company, cash, and a promissory note and through the receipt of $433,129
as the net proceeds  from a private  sale  of   Common  Stock and from a public
offering of shares of Common Stock and Callable Stock Purchase Warrants at $5 per unit, each unit consisting of 1 share of Common Stock and 1 Callable Common Stock Purchase Warrant. See "Description of Securities." The offering was conducted as a public offering, exempt from federal registration pursuant to the provisions of Regulation D, Rule 504 (the "Rule 504 offering").

     Purchasers of the units in the Rule 504 Offering hold 90,000 Callable Common Stock Purchase Warrants, each warrant entitling the record owner to purchase one share of the Company's Common Stock for $5. The warrants expire April 30, 1997, unless their term is extended by the Company. The Company can call in the Warrants on 15 days notice by issuing a written notice of call at any time after the Company's Common Stock has traded at or above a $6.00 closing bid or trade price for 10 consecutive trading days.

     Address.  The  Company's  address is One  Energy  Square,  4925  Greenville
     -------
Avenue, Suite 717, Dallas, Texas, 75206. Its telephone number is 214-361-8535. Its fax number is 214-361-7715.

                                    GLOSSARY

         The following is a glossary of some of the terms used herein.

     Company. General American Royalty, Inc., a Delaware corporation.
     -------

     Horizontal  Drilling.  The  drilling  of  a  vertical  wellbore  until  the
     --------------------
producing   horizon  is  reached,   at  which  point  the  wellbore  is  drilled
horizontally to encounter more of the producing formation with the wellbore.

     Mineral Fee. The estate in land which gives the owner  thereof the right to
     -----------
enter upon the land and explore, drill, produce, mine or otherwise exploit the minerals underlying such land.

     Net Profits Interest. An interest created out of the working interest of an
     --------------------
oil and gas lease which is determined after the deduction of the costs normally associated with a working interest but is not assessable for costs in excess of revenues.

     Oil and Gas Lease.  An  instrument by which a mineral fee owner grants to a
     -----------------
lessee the right for a specific period of time to explore for oil and gas underlying the lands covered by the lease, and if oil and gas are discovered the right to produce any oil and gas so discovered generally for so long as there is production in paying quantities from such lands.

     Overriding  Royalty.  An  interest  created  by the owner of the  leasehold
     -------------------
estate created by an oil and gas lease which gives its owner the right to receive, free of costs of exploration and production, a specified percentage of any oil and gas, or of the proceeds from the sale of any oil and gas, produced under the lease attributable to the leasehold estate from which it is created. An overriding royalty interest terminates when the underlying oil and gas lease terminates.

     Post Production  Costs. Costs associated with the sale, marketing, treating
     ----------------------
and transportation of oil and gas after production. Examples are: treating of oil or gas; compression, dehydration and transportation of gas; and trucking or shipping of oil. Post production costs may in some instances be borne by the royalty and overriding royalty owner.

     Primary  Term.  The period of time  (generally  three or five years) during
     -------------
which an oil and gas lease may be kept alive by a lessee even though there is no production by virtue of drilling operations on the lease and or by the payment of delay rentals.

     Royalty Interest. A specified percentage of any oil and gas produced, or of
     ----------------
the proceeds from the sale of any oil and gas produced, free of the costs of exploration and production. A royalty interest is normally the interest which the owner of the mineral estate retains upon execution of an oil and gas lease, but it may be created by the owner of the mineral fee by grant or reservation.

     Term Mineral and Royalty Interests. Mineral or royalty interests which were
     ----------------------------------
granted or reserved for a specific period of time. Usually these interests are for such period of time and for so long thereafter as oil and gas are produced from the lands involved.

     Working  Interest.  The interest  acquired by a lessee under an oil and gas
     -----------------
lease, also referred to as the leasehold estate. The owner of the working interest has the exclusive right to exploit the oil and gas underlying the lands covered by the oil and gas lease, and is required to bear all of the costs and to assume all of the risks of operations conducted under such lease, including all costs of drilling and operating any wells drilled on the land subject to such lease.

     3-D Seismic. A method of conducting  seismographic  surveys on a very close
     -----------
pattern to obtain significant amounts of geophysical data. The data is then interpreted by the use of sophisticated computer programs. Three dimensional models of the underlying rock formations are produced on the computer screen. It is believed that 3-D seismic may prove to be more reliable than conventual seismic data because of the quantity of data that can be gathered and processed.

                             DESCRIPTION OF BUSINESS

In General.  The Company has  purchased  and owns,  and  proposes to continue to
----------
purchase and own mineral fee, royalty and overriding royalty interests in producing and nonproducing oil and gas properties, principally in the major oil and gas basins and regions of the United States. The Company commenced acquiring producing mineral royalties in April 1996 and by February 1997 had acquired producing mineral royalty and overriding royalty interests in approximately 670 wells in New Mexico and Texas. See "Description of Properties."

         Depending upon the ability of the Company to arrange for  institutional
and private funding,  the Company also plans   to purchase units in one or more
publicly traded royalty trusts.

         All of the Company's plans enumerated herein will depend not only upon the Company's ability to attract private and public funding but will depend upon the Company's compliance with the registration and the exemption from registration requirements of the Securities and Exchange Commission under the Securities Act of 1933, as amended, and with various state securities commissions under applicable state securities laws.

Plan of Immediate  Operations.  The Company proposes to raise additional  equity
-----------------------------
capital during the next 12 months for the acquisition of producing royalty and mineral interests as follows:

     o Equity offerings outside the U.S. pursuant to Regulation S of the Securities and Exchange Commission.

     o Completion of the Rule 504 Offering, which would raise a maximum of $450,000 through exercise of its 90,000 Callable Common Stock Purchase Warrants.

     o A public equity offering registered with the Securities and Exchange Commission for either common or preferred stock.

Advantages  of Mineral and Royalty  Ownership.  The cost and risk  advantages of
---------------------------------------------
ownership of mineral, royalty and overriding royalty interests compared to working interests are considerable. A comparison between the two shows the following advantages:

     1. Low overhead. There are no drilling or lease operating expenses which may periodically require large cash outlays for equipment or services. The result is a more stable operating cash flow.

     2. Minimum manpower is required to manage royalty interests. Corporate overhead expenses for a mineral and royalty interests company are considerably less than that of an exploration and production company of comparable size. A sizeable company can be managed by a small staff using the latest computer technology. The availability of excellent computer software maximizes efficiency and minimizes management time. Geological, geophysical or engineering work can be performed on a contract basis as needed.

     3. In most states in which the Company intends to operate, minerals and royalty interests are not subject to taxes until production is established.

     4. Minimum environmental risk is associated with minerals and royalty interests.

     5. Non-producing minerals and royalty interests may be purchased with the intent of substantially increasing their value through their development into drillable prospects. This is accomplished either through industry activity or through the use of contract employees (geologists, geophysicists and engineers). There are many experienced and talented individuals who are available to create exploration ideas to be packaged and presented to exploration companies for drilling. This can be done with minimum overhead cost which would be recouped through the sale of the drilling prospect, lease bonuses and revenue from newly discovered production. There would be no drilling cost to the Company.

     6. Minerals and royalty interests are usually perpetual unless a term is specifically stated in the deeds through which they are acquired. Efforts will be made to purchase perpetual interests.

The Purchase of Royalty and Mineral Interests. The Company's management proposes
---------------------------------------------
that  acquisitions  at first  will be  located  in  producing  wells and  fields generating  income,  or,  in  non-producing  areas  where  imminent  exploration
activity in the area could  dramatically  increase  their  value.   Subsequent
acquisitions of minerals and royalty interests could be in areas offsetting production (developmental drilling) or in trend areas which have a high probability of being prospective for oil and gas yet would require geological and geophysical development using modern 3-D seismic or horizontal drilling technology to enhance their value through leasing (lease bonuses) and, ultimately, production.

Source of Acquisitions.  There are several sources from which these acquisitions
----------------------
can be made.

         Major Oil Companies.  The possibility of purchasing mineral and royalty
         -------------------
interests from major oil companies exists due to restructuring presently occurring within the industry. Such companies are divesting themselves of domestic producing properties considered marginal by their standards. This divestiture accomplishes several of their goals. It reduces overhead (salaries and benefits); it creates needed capital, which in turn can be reinvested in other projects (international) which provide a greater return on investment.

        Major oil companies also own substantial mineral and royalty interests whose sale could be an excellent source for such capital. These mineral and royalty interest properties are normally managed within the companies by a small, low-profile department which is not an integral part of the companies' overall plans or operations.

        Institutions.  Minerals and royalty interests  now owned or  managed  by
        ------------
institutions such as banks, colleges or universities, trusts, etc., will also be targeted for purchase. Such institutions are frequently in need of liquidity, which a sale could provide.

         Estates,  Families  and  Individuals.  Considerable  mineral  interests
         ------------------------------------
(large farms and ranches) are owned by estates, families and individuals. Mineral interests are usually the first properties to be sold to pay debt, to pay taxes to settle estates, etc. The interests available for sale can be identified through the numerous local contacts (ranchers, lawyers, county judges, county clerks, abstractors, sheriffs, etc.) which the Company's management has established through years of association.

         Private  Royalty Companies.   There  are  numerous  private  royalty
         --------------------------
and  mineral   interest   companies  which  own  interests  in  producing  and
nonproducing properties. The owners of these private royalty companies may need liquidity and may be interested in exchanging stock with the Company or selling for cash.

        Current Exploration Areas. Prime targeted areas are those which are very
        --------------------------
active in exploration and drilling and lend themselves to the use of 3-D seismic and horizontal drilling technology. Such areas include the Cotton Valley Reef play in East Texas, and the extension of the play as it is projected to continue through East Texas into Louisiana; the Austin Chalk play in East Texas and Louisiana, the most active play in the continental United States, with over 60 drilling rigs currently operating; the South Texas Lobo Gas play; and the Lodgepole play in North Dakota, plus other areas in the traditional oil and gas producing basins which currently have exploration activity or the potential for future exploration activity, particularly with the application of new technologies to these proven producing areas.

A Primer on Oil and Gas Interests and, Particularly, Royalty Interests.
----------------------------------------------------------------------

         Interests in Land;  Surface Rights and Mineral  Rights.  The fee simple
         ------------------------------------------------------
estate in land may be divided into two separate real property estates, the surface fee and the mineral fee. The owner of the surface fee has the right to use and possess the surface of the ground, while the owner of the mineral fee owns and has the right to extract the minerals situated beneath the surface estate. The mineral fee owner may create a royalty interest out of his mineral interest by conveying or reserving a royalty interest or by granting an oil and gas lease. The Company anticipates that much of its royalty interest acquisition efforts will be directed toward acquiring mineral and royalty interests from persons who have no interest in the surface fee. Certain states, such as Louisiana, have enacted legislation causing ownership of a mineral fee which has been severed from the surface fee for a specified period of time to revert to the owner of the surface fee unless oil and gas is being produced from such lands.

         Oil and Gas Leases: The Working Interest and The Royalty Interest.  Oil
         -----------------------------------------------------------------
and gas operations generally are conducted pursuant to oil and gas leases granted by the mineral fee owner to a third party. By executing an oil and gas lease, the mineral fee owner grants the lessee the right for a specified period of time to explore for and produce any oil and gas underlying the lands covered by the lease. The interest acquired by the lessee is called a "working interest," and the owner of the working interest portion of an oil and gas lease is required to bear all of its costs and to assume all of the risks of any operations conducted under the lease, including all costs of drilling and operating any wells drilled pursuant to the lease. In consideration for his execution of an oil and gas lease, the owner of the mineral fee will receive an additional cash payment, called a lease bonus, and a royalty interest.

         Oil and Gas Leases:  Terms.  Most oil and gas leases have a stated term
         --------------------------
(generally referred to as the primary term) of from one year to ten years and expire at the end of the stated term unless oil or gas production has been established on the lease. If production has been established on a lease, the lease will continue in existence, at least with respect to the production surrounding each producing well on the lease, until the well ceases to produce in paying quantities. Upon the termination of an oil and gas lease, the right to recover any unproduced oil and gas underlying the leased lands reverts to the mineral fee owner who may then explore for such oil and gas for his own account or lease the property to a new lessee.

         Overriding Royalty Interests.  The working interest owner under a lease
         ----------------------------
may create an overriding royalty interest in his working interest in the lease. An overriding royalty is similar to a royalty interest in that the owner of an overriding royalty is entitled to receive free of exploration and production costs a specified percentage of any oil and gas produced from the lease attributable to the working interest from which it is created. However, unlike a royalty interest, which is attributable to the ownership of a portion of the mineral fee, an overriding royalty interest is simply a charge upon the working interest from which it is created and will terminate concurrently with the termination of the working interest.

         Purchase of  Minerals  and Royalty  Interests.  While the Company  will
         ---------------------------------------------
acquire mineral fee, royalty and overriding royalty interests in established wells when such interest can be purchased upon satisfactory terms, the Company will also purchase mineral fee, royalty and overriding royalty interests in recently drilled wells with little or no production history. The Company will also purchase mineral fee, royalty and overriding royalty interests under non-producing leases in active exploration areas where the Company believes it is likely wells will be drilled in the near future. The purchase of mineral fee, royalty and overridingroyalty interests in leases without an established production history involves a greater degree of risk to the Company, because estimates of oil and gas reserves in place based upon little production history are less reliable than estimates based upon longer production history. Reserve estimates in the first years following the commencement of production frequently vary significantly from year to year, and there are no assurances that the initial reserve estimates used by the Company to evaluate interests in newly drilled wells will prove to be accurate.

         Valuing Mineral and Royalty Interests. The manner in which the purchase
         -------------------------------------
price for mineral fee, royalty and overriding royalty interests is determined varies from area to area and seller to seller. Mineral fee, royalty and overriding royalty interests involving numerous prospects each with relatively minor amounts of production are generally sold without benefit of engineering estimates of the recoverable reserves attributable to such interests, and the purchase price is frequently based upon some multiple of the average monthly production for some recent period (e.g., 36 to 60 times the average monthly production for the preceding six-month period). In the case of sales involving relatively large amount of reserves, the parties will obtain engineering estimates of the recoverable reserves and the cash flow anticipated to be realized therefrom, and the purchase price will be negotiated on the basis of such estimates. The purchase price paid for reserves is dependent upon the rate of return which is desired on the investment and the parties' evaluation of the degree of risk that the estimate of the recoverable reserves will prove to be incorrect. The identity of the producing formation, its characteristics in a particular well (e.g. porosity, permeability, oil and gas in place, water saturation and reservoir pressure), the type of natural energy drive operating in the field, and the general area in which the lease is located are all important factors in the evaluation of a mineral fee, royalty or overriding royalty interest. The Company's policy is to obtain assistance from qualified petroleum reservoir engineers or geologists in evaluating, prior to purchase, the oil and gas interests proposed to be purchased by the Company. Since the interests the Company intends to purchase are noncostbearing and nonpossessory interests, the information from the operator may not be available for use in the evaluation of the interests which the Company seeks to purchase.

         Financing the Purchase of Minerals and Royalty Interests.  The terms of
         --------------------------------------------------------
purchase of mineral fee, royalty, and overriding royalty interests range from the entire purchase price being paid in a single installment at closing, to seller financing with the seller agreeing to accept a note from the purchaser as part of the purchase price, to bank financing where a portion of the purchase price is borrowed from a bank or other institutional lender. The ability to use bank financing for the purchase of oil and gas property interests depends upon numerous factors, including the general credit worthiness of the purchaser, the amount of estimated proved recoverable reserves attributable to the interests being purchased and the production history and data available with respect to the wells on the subject lands and in the surrounding area. The Company was recently organized with limited resources and there are no assurances that the Company will be able to obtain seller financing or bank financing for its purchases of mineral fee, royalty and overriding royalty interests.

         Formation  of Drilling  and  Spacing  Units.  To avoid the  drilling of
         -------------------------------------------
unnecessary wells, to achieve the maximum recovery of oil and gas in place, and to protect correlative rights among mineral interest owners, mineral interests are often pooled, unitized or communitized, either voluntarily or by order of a state regulatory commission. The most common form of communitization is the formation of a unit to pool the mineral interest ownership for the drilling of a single well. This type of unit is often referred to as a drilling and spacing unit. Such units generally follow the normal well-spacing pattern in a particular field, and may range from a size of ten acres or less to a size of 640 acres or more, depending upon a number of factors including the area determined to be efficiently drained by a well producing from a particular reservoir. If royalty interests are communitized, the royalty payable with respect to oil and gas produced from a well completed on such unit may be allocated among the royalty owners whose mineral interests are included within the boundaries of the drilling and spacing unit for the well, generally in proportion to the number of royalty acres owned by each.

          Title to Interests.  On material  acquisitions of mineral fee, royalty
          ------------------
or overriding royalty interests it will be the Company's general practice to first have the title to such interest examined by a landman or an attorney. All such mineral interests acquired by the Company are evidenced by written conveyances, which are duly filed in the applicable records of the county or parish in which such mineral interests are located. In some instance the Company may acquire indirect ownership in a mineral or royalty interest through a partnership. Generally, the Company will not make on site inspections of the properties in which it acquires an interest.

The Company's  Position in the  Industry.  The Company does not know of a public
----------------------------------------

royalty company in the United States that is active in the acquisition of royalties and mineral interests. While there are other public entities that could be classified as royalty companies, none is active in the acquisition of additional royalty interests in oil and gas properties. Most other publicly-held companies that formerly engaged in the business of accumulating royalty interests in oil and gas properties are no longer in business. Although successful, those companies have either been acquired or reorganized as self-liquidating trusts whose ownership units were distributed to the shareholders. Examples of such companies are the Sabine Royalty Trust, which was created in 1983 by Sabine Corporation as a publicly-held trust, the Permian

Basin Royalty Trust and the San Juan Basin Royalty Trust created by Southland Royalty Co. in 1980.

Employees.  The Company has 3 full-time employees and no part-time employees.
---------

Compliance  with  Environmental   Regulations.   The  cost  of  compliance  with
---------------------------------------------
governmental provisions regulating the discharge of materials into the environment is a cost that is borne by the working interest owners of oil and gas wells. The Company, by limiting its activities to the acquisition of non-working interest royalty and mineral interests, will bear none of these costs. There is some risk of eventual liability under environmental regulations, which risk can occur where royalty interests which convert to a possessory interest are involved. In those instances, activities can result in liability under federal, state and local environmental regulations for activities involving, among other things, water pollution and hazardous waste transportation, storage and disposal. Such liability can attach not only to the operator of record of a well, but also to other parties that may be deemed to be current or prior operators or owners of possessory interest in a property.

                         RISKS OF OIL AND GAS ACTIVITIES

The Company intends to purchase non-cost bearing mineral and royalty interests; however, risks in the oil business still exist. Even though a royalty interest is not cost bearing, the underlying working interest must remain profitable for the operator to continue to produce oil and gas. Therefore, certain risks in the oil business incurred by the operator such as dry holes, operating hazards, product prices and environmental risks may have a direct effect on the mineral and royalty owner. Due to conditions beyond the control of the Company, a significant portion of the reserves and cash flow from the properties to be acquired may not be achieved.

Acquisition  Risks;  Uncertainty of Reserve  Estimates.  The Company's  property
------------------------------------------------------
acquisition   activities  will  be  based  in  part  on  available   geological,
geophysical,   production  and  engineering   data,  the  extent,   quality  and
reliability of which varies. Geological, geophysical and engineering data obtained by an operator of an oil and gas property may not be available for use in evaluating mineral and royalty interests. Oil and gas reserve estimates and the discounted present value estimates associated therewith are based on numerous engineering, geological and operational assumptions that generally are derived from limited data. Common assumptions include such matters as the areal extent and average thickness of a particular reservoir, the average porosity and permeability of the reservoir, the anticipated future production from existing and future wells, future development and production costs and the ultimate hydrocarbon recovery percentage. As a result, oil and gas reserve estimates and the discounted present value estimates associated therewith are frequently revised in subsequent periods to reflect production data obtained after the date of the original estimate. If reserve estimates are inaccurate, production rates may decline more rapidly than anticipated and future production revenues may be less than anticipated. Moreover, significant downward revisions of reserve estimates may adversely affect the Company's borrowing power or have an adverse impact on other financing arrangements. The inherent uncertainty of the Company's reserve estimates increases the relative risk of economic success of the Company.

Interests  in  Non-Producing  Properties.  The  Company  not only will  purchase
----------------------------------------
producing mineral fee, royalty and overriding royalty interests but similar non-producing oil and gas interests. The purchase of interests in non-producing properties involves a greater degree of risk than does the purchase of interests in producing properties, because there is no assurance that any wells will ever be drilled on such properties or, if drilled, that they will produce oil or gas in commercial quantities. However, it is intended that a majority of the oil and gas interests purchased by the Company will be producing.

Not an Oil and Gas Exploration  Company. The principal purpose of the Company is
---------------------------------------
to acquire mineral fee, royalty, overriding royalty interests and net profits interests in oil and gas properties and not to actively explore for oil and gas on these properties. The value of mineral fee, royalty and overriding royalty interests presently held or to be acquired are dependent upon the ability of the owner of the exploration rights (i) to discover and produce oil or gas in amounts that will be commercially profitable, and (ii) if oil or gas is being produced, to continue to produce it in paying quantities. Responsibility for the conduct of operations upon properties in which the Company will own an interest will be vested in third party "operators," over whom the Company will have no control. Mineral and royalty interests may terminate after a specific term of years, unless the interest is producing oil and gas. Therefore, if oil and gas is not being produced at the end of the term, the mineral or royalty interest may terminate, or if the term has expired, the interest may terminate upon cessation of production, and any mineral or royalty interest so terminating would have no further value. Further, an overriding royalty interest is entirely dependent upon the continuation of the lease or concession from which it is created; therefore, if the owners of the lease do not conduct exploratory activities prior to expiration of the lease, any overriding royalty interest with respect to such property would be worthless.

Oil and Gas  Markets.  Oil and gas  prices  can be  extremely  volatile  and are
--------------------
subject to substantial seasonal, political and other fluctuations. As a result, the prices at which oil and gas produced for the Company may be sold is uncertain and it is possible that under some market conditions the production and sale of oil and gas from some or all of the Company's properties may not be economical. In most instances, the production from the Company's royalty interests will be marketed by the operator, and the Company will have no control over the marketing or sale of production. The availability of a ready market for oil and gas and the prices obtained for such oil and gas depend upon numerous factors beyond the control of the Company, including competition from other oil and gas producers and national and international economic and political developments. In addition, the marketability of natural gas production depends upon the availability and capacity of gas gathering systems and pipelines.

Competition and Markets.  The oil and gas business is highly competitive and has
-----------------------
few barriers to entry. The Company will be competing with other oil and gas companies and investment partnerships in the search for, and obtaining of, desirable proved producing royalty and mineral interests. Many of the Company's competitors are larger than the Company and have substantially greater access to capital and technical resources than does the Company and may, therefore, have a significant competitive advantage. Many of the Company's competitors are capable of making a greater investment in a given area than is the Company, although large and small companies alike are subject to the economics of cost effectiveness. It can be expected that prices for oil and gas will continue to fluctuate, depending upon a number of conditions over which the Company has no control, including actions taken by the Organization of Petroleum Exporting Countries ("OPEC"), turmoil in the Middle East, and the price of alternative fuels. The prices at which the Company's oil and gas production will be sold will have a substantial effect on its earnings (if any) and its results of operations.

                             DESCRIPTION OF PROPERTY

         The Company owns small mineral, royalty and overriding royalty interests in approximately 670 oil and gas wells located in two counties in New Mexico and eleven counties in Texas. These interests were acquired in four transactions during fiscal year 1996.

         Basin  Fruitland  Coal Field - San Juan County,  New Mexico.  This is a
         -----------------------------------------------------------
2.5% overriding royalty interest in 9 wells and a 1.25% overriding royalty interest in 3 wells. The interests cover the rights to the Fruitland Coal formation only. The wells are operated by Marathon Oil Company, have produced a total of approximately 8.5 BCF of gas through 1995, and at October 31, 1996 had an estimated 13 BCF of gross recoverable gas reserves remaining to be recovered under the 12 wells. Monthly production from the 12 wells is approximately 200,000 MCF of gas. As of February 1997, monthly income after severance taxes to the interest of the Company was approximately $9,000.

         Alta Mesa Gas Field - Brooks  County,  Texas.  This is a 0.333  percent
         --------------------------------------------
overriding royalty interest in 16 producing wells and a 0.005 percent overriding royalty interest in 5 producing wells located in the South Texas Alta Mesa gas field. Production depths range from 1,100 foot depth gas sands to the Vicksburg sands at depths in excess of 7,000 feet. Gross remaining reserves at October 31, 1996 were estimated to be 20.0 billion cubic feet of gas and 424,000 barrels of condensate. Remaining life of the wells is estimated to be in excess of fifteen years. As of January 1997 monthly income after severance taxes to the interest of the Company is approximately $3,500.

         North Wilton Strawn  Waterflood Unit - Young County,  Texas.  This is a
         -----------------------------------------------------------
3.125 percent overriding royalty interest in the 3-well North Wilton Strawn Waterflood Unit in Young County, Texas. At October 31, 1996, estimated gross remaining reserves of 42,000 barrels of oil are to be recovered over an estimated sixteen year life. As of January 1997 monthly income after severance taxes to the interest of the Company is approximately $300.

         Dumraese  Estate Purchase - Lea County,  New Mexico and Bexar,  Brooks,
         ----------------------------------------------------------------------
Colorado,  DeWitt, Duval, Jim Wells, Lavaca, Starr and Stephens Counties, Texas.
-------------------------------------------------------------------------------
Effective August 1, 1996, the Company purchased a package of small mineral, royalty and overriding royalty interests in over 635 producing oil and gas wells located in numerous oil and gas fields in New Mexico and Texas. The properties range from large unitized waterfloods to single low rate producing wells. As of January 1997, monthly income after severance taxes to the interest of the Company is approximately $4,700.

The Company's  Offices.  The Company leases 2,345 square feet of office space at
----------------------
One Energy Square, 4925 Greenville Avenue, Suite 717, Dallas, Texas, 75206. The three-year lease expires November 30, 1999. Monthly rent currently is $2,833.

                        DIRECTORS, EXECUTIVE OFFICERS AND
                              SIGNIFICANT EMPLOYEES

         Set forth below are the identities of the directors, executive officers and significant employees of the Company and a brief account of their business experience, especially during the last 5 years, including their principal occupations and employment during that period and the names and principal businesses of any corporations or organizations in which such occupations and employments were carried on. All offices with the Company have been held since 1996 and expire in April 1998.


         Person                                                 Office
         ------                                                 ------
Ben C. Burkett, II, 61                               Chairman of the Board of
                                                        Directors
James F. Smith, 60                                   President, Chief Executive
                                                        Officer and Director
James E. Mitschke, 55                                Vice President and Director
Sam Nicholson, 49                                    Secretary and Treasurer
Daniel M. Vines, 41                                  Director
Malcolm E. Wilson, Jr., 71                           Director
Bill L. Bledsoe, 61                                  Director
J. Donald Hill, 64                                   Director
Douglas Weedon, 61                                   Director
George E. Green, 61                                  Director
C. B. Harrison, Jr.,52                               General Counsel

         Ben C. Burkett,  II. Mr.  Burkett has more than 35 years  experience in
         -------------------
corporate finance, primarily with large, publicly-held independent oil companies. From 1966 to 1970 he was the Assistant to President Boone Pickens and the Director of Corporate Finance of Mesa Petroleum Company in Amarillo, Texas. From 1970 until 1980 he was a cofounder, vice president, chief financial officer and director of Lear Petroleum Corporation in Dallas. In his positions with Mesa, Mr. Burkett assisted Mr. Pickens in originating and implementing public securities offerings and mergers and acquisitions. In his positions with Lear, Mr. Burkett managed all of Lear's financial affairs including its commercial and investment bank relations, corporate finance, merger and acquisitions, private and public securities offerings, accounting and administration. During Mr. Burkett's 10 years with Lear, Lear grew from 6 employees to over 200, its revenue grew from $100,000 to $100 million, and its net income increased to $6.3 million resulting in a listing of Lear on the New York Stock Exchange. Earlier in his career, Mr. Burkett was the assistant to the chief financial officer and was the assistant treasurer of Shamrock Oil and Gas Corporation in Amarillo, Texas. Prior to that, he was an oil, gas and chemical industry analyst and investment banker associated with Dominick & Dominick in New York City. Mr. Burkett studied petroleum engineering and business administration at the University of Texas in Austin where he received a bachelors degree with majors in finance and accounting. He received a master of business administration degree in finance and accounting from New York University. From 1980 to present, Mr. Burkett has been a private investor and a corporate finance consultant in Dallas.

         James F. Smith. Mr.Smith received a Bachelor of Business Administration
         --------------
degree in 1958 from Southern Methodist University and attended the Graduate School of Business Administration during 1959-1960 at the University of Texas at Austin.

         After leaving college he embarked on a career in the oil and gas business, in partnership with his father. He was also active in the ownership of several banks and savings and loan associations from 1960 through 1968. Mr. Smith has been engaged in the domestic oil and gas industry for over 30 years, his companies having drilled over 400 wells during this period. He has completed three initial public offerings for companies of which he wasa founder and an executive officer, which were PetroDynamics, Inc. in 1968, Toltec Oil & Gas, Inc. in 1979 and Toltec Royalty Corporation in 1980.Toltec Royalty Corporation was sold to an American Stock Exchange company in 1982. Toltec Oil & Gas, Inc. was merged with a public company in 1983 which later became Coda Energy, Inc. Both PetroDynamics and Toltec Royalty were active in the acquisition and ownership of oil and gas royalty interests.

          From 1990 until 1993 Mr. Smith was president of National Ice Cream Co. in Dallas, Texas. In January of 1995, Mr. Smith started the process of founding General American Royalty, Inc.

         James E. Mitschke.  Mr. Mitschke is a petroleum  landman with more than
         -----------------
23 years experience in the oil and gas industry. He has been employed during this period as a landman for several companies, all based in Dallas, Texas, which include Hunt Energy Corporation, Wessely Energy Corporation, and Murchison Exploration Company. His positions with these companies have ranged from area land manager to vice president-land. He is a member of the American Association of Professional Landmen and served as the chairman of its industry affairs committee, 1980-81 and as a director, 1981-82. He has been a member of the Dallas Association of Petroleum Landmen for a number of years and was its president in 1979 and served on its board of directors from 1978-80. Mr. Mitschke has a bachelor of arts degree from Southwestern Oklahoma State University in Weatherford, Oklahoma.

        Sam E. Nicholson.  Mr.Nicholson  received  his  Bachelor  of  Business
        ----------------
Administration in accounting from the University of Texas at Arlington, in 1978. In 1984 he became a Certified Public Accountant in the State of Texas. Mr. Nicholson has over 14 years experience in the oil and gas industry. From 1992 to 1993 he was self-employed as a practicing accountant primarily for the oil and gas industry. From 1993 to 1995 he served as the controller for Superior Energy Co., Inc. in Dallas, Texas. In 1995 he joined the Company as an officer and principal financial officer.

         Mr. Nicholson is a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants.

       Daniel M.Vines. Mr.Vines is the principal shareholder and chief executive
       --------------
officer of Sabine Texican Pipeline Company, a Texas corporation that is a natural gas, intrastate, pipeline and marketing company engaged in the business of purchasing, gathering, marketing and transporting natural gas. Mr. Vines also serves as the executive vice president and a director of Lufkin Creosoteing Co., Inc., which is the second largest wood preservative company in Texas and whose clientele is composed of most of the major utility companies in Texas. He also is a shareholder and chairman of the board of directors of Trenton Sales, Inc., a chemical trading and marketing company. Mr. Vines graduated from Stephen F. Austin State University in 1978 with a degree in forestry.

         Malcolm  E.  Wilson,  Jr.   Mr.  Wilson  is  a  professional  petroleum
         ------------------------
geologist with considerable experience as a chief executive officer of an independent oil company. From 1948 to 1975 he was employed as a geologist with General American Oil Company of Texas where, prior to his resignation in January 1975, he was Vice President of Geology. During 1975 and 1976 he was a Petroleum Consultant to Baruch-Foster Corporation, May Petroleum Company, and Republic Production Company of Texas. From 1977 until February 1991 he was the President and Chief Executive Officer of Baruch- Foster Corporation and all its subsidiaries. In February 1991, such company was merged with another oil company, and Mr. Wilson, since that time, has managed his personal investments, which are primarily mineral, royalty and overriding royalty interests, and he has served as a Petroleum Consultant. Mr. Wilson has considerable experience as a geologist and has either personally geologically mapped prospects or supervised the geological and geophysical mapping for the companies and clients with which he was associated in many of the major oil and gas fields in Louisiana, Texas, Oklahoma, New Mexico, Mississippi, Alabama, the Rocky Mountain, the Gulf of Mexico, and some foreign countries.

        Bill L. Bledsoe. Mr. Bledsoe received a Bachelor of Science degree from
       ----------------
the University of North Texas (Denton) in 1957.

         Mr. Bledsoe has 35 years of experience in the general management of domestic and international oil and gas exploration and production. From 1960 through 1965 he served in the land department of Texaco, Inc. in New Orleans and Shreveport, Louisiana. From 1965 to 1979 he served the various organizations of
H. L. Hunt in a number of management capacities worldwide, being Assistant Land Manager of Placid Company, Vice President/Land Manager of Hunt Energy Corporation, General Manager of Hunt International Petroleum Corporation and President of Pursue Energy Corporation, among others. From 1979 to the present he has owned and served as President of Bledsoe Energy Corporation and Bledsoe Petro Corporation, both of Dallas, Texas and which are exploration and production companies, operating approximately 300 wells in Texas, Oklahoma and New Mexico.

         J. Donald Hill. Mr. Hill is the Chairman and Chief Executive Officer of
         --------------
Excel Technology, Inc., a company which is based in Long Island, New York. Excel Technology, Inc. trades on NASDAQ under the symbol XLTC.

         Mr. Hill has extensive experience in investment banking, having served as a General Partner of Loeb, Rhoades & Company from 1966 to 1977 and Vice Chairman of First Affiliated Securities, Inc. from 1978 to 1988. From 1988 to 1990 he was Director of Corporate Finance at Weeden & Company, an investment
banking firm and member of the New York Stock Exchange.   During  1991  he  was
the  Chief  Executive   Officer  of  Medstone International,  Inc., a company
engaged in shock wave therapy devices. He served as President and Chief Financial Officer of a subsidiary of Excel Technology, Inc., Excel/Quantronix, from November, 1992 until becoming Chief Executive Officer of Excel Technology, Inc. in 1995.

         Douglas  Weedon.  Mr. Weedon was employed by Republic  National Bank of
         ---------------
Dallas from 1958 until 1974 and was elected an officer in 1961. From 1974 until 1986 he served as President and Chief Executive Officer of Republic Money Orders, Inc., with annual sales exceeding $4 billion. Since 1986 Mr. Weedon has served as President of Cougar Enterprises, Inc., a public company engaged in oil and gas activities, and as president of two diversified marketing organizations. In 1993, he became President and a principal of Inland Acceptance Company. Under state reimbursement programs, Inland provides funding for eligible claims for petroleum contaminated sites. Mr. Weedon is a graduate of Southern Methodist University and Southwestern Graduate School of Banking at S.M.U.

         George Green. Mr. Green received a Bachelor of Business  Administration
         ------------
degree from the University of Texas at Austin in 1958, majoring in corporate finance, with a minor in stock market theory and pricing. From 1961 until 1979 he was a stock and commodities broker. From 1979 until the present he has served as the owner and operator of George E. Green Investments, which manages family-owned assets including oil and gas production.

       C.B. Harrison, Jr. Mr.Harrison is an attorney in Dallas, Texas practicing
       -----------------
primarily in the area of oil and gas law. He is also engaged in the oil and gas business in Dallas and is an officer and director of Unigas Company, Inc., MHM Oil Company, MHM Pipeline Company and Fox Operating. Mr. Harrison was formerly a director of Toltec Royalty Corporation and Toltec Oil & Gas, Inc. and a director and president of Intramerican Oil and Minerals, Inc. In addition he is a graduate of the University of Texas School of Law and a member of the Texas Bar Association. He is a member of the American Association of Petroleum Landmen and is a Certified Professional Landsman.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Set forth below is the aggregate annual remuneration during fiscal year 1996 of the only officer or director who received remuneration, and of the officers and directors as a group.



Name of Individual
       or                    Capacities in Which
Identity of Group         Remuneration was Received               Remuneration
-----------------         -------------------------               ------------
Sam E. Nicholson            Secretary and Treasurer                   $6,500
Officers and
 directors as a group
 (10 persons)               Secretary and Treasurer                   $6,500

Proposed future payments.  All remuneration payments now being made and proposed
------------------------
to be made in the future, pursuant to any ongoing plan or arrangement, to any of the persons in the group described above are as follows:
                                                                     Monthly
Person                         Capacity                          Remuneration
------                         --------                          ------------
Ben C. Burkett, II       Chairman of the Board                      $2,500
James F. Smith           President                                   2,500
Sam E. Nicholson         Secretary and Treasurer                     2,500

                        SECURITY OWNERSHIP OF MANAGEMENT
                           AND CERTAIN SECURITYHOLDERS

         As of February 15, 1997, set forth below are the numbers of shares and the percentage of outstanding shares of Common Stock of the Company held of record by each of the 3 highest paid persons who are officers and directors of the Company, by all officers and directors as a group, and by each shareholder who owns more than 10 percent of any class of the Company's securities, including those shares subject to outstanding options or warrants:

Title of                Name and Address                Amount         Percent
 Class                     of Owner                     Owned         of Class
 -----                     --------                     -----         --------
Common Stock        Ben C. Burkett, II                 40,000           4.4%
                    4925 Greenville Ave. Ste 717
                    Dallas, TX  75206

Common Stock        James F. Smith(1)(2)               40,000           4.4%
                    4925 Greenville Ave. Ste 717
                    Dallas, TX  75206

Common Stock        Sam E. Nicholson                   10,000           1.1%
                    4925 Greenville Ave. Ste 717
                    Dallas, TX  75206

Common Stock        Sammie S. Smith(2)                105,000          11.5%
                    4925 Greenville Ave. Ste 717
                    Dallas, TX  75206

Common Stock        Lawrence E. Steinberg             100,000          11.0%
                    5420 LBJ Freeway, Ste 540
                    Dallas, TX  75240

Title of             Name and Address              Amount        Percent
 Class                  of Owner                   Owned         of Class
 -----                  --------                   -----         --------
Common Stock         Officers and Directors
                     as a group (10 persons)      250,000          27.5%
----------------------------

(1) Of these shares, 10,000 are held of record by Mr. Smith and 15,000 are held of record by each of two trusts of which Mr. Smith is the trustee. One trust is for the benefit of Mr. Smith's children, and the other trust is for the benefit of the Company's employees.

(2) Mr. and Mrs. Smith are husband and wife. They each disavow any beneficial interest in the shares held of record or beneficially by the other.

                       INTERESTS OF MANAGEMENT AND OTHERS
                             IN CERTAIN TRANSACTIONS

          Eagle Equity Oil & Gas L.P. ("Eagle Equity"), an entity under the control of Lawrence E. Steinberg, on July 24, 1996 loaned $140,000 to the Company. The loan was due on September 23, 1996, provided for interest at 12 percent a year, and was collateralized by the properties in the Basin Fruitland Coal Field, San Juan County, New Mexico purchased by the Company from the proceeds of the loan (see "Description of Property"). The principal of the loan was reduced to $40,000 by August 31, 1996 from the proceeds of the sale of securities by the Company in the Regulation D, Rule 504 public offering (see "The Company - History and Purpose").

         On August 13, 1996 Eagle Equity loaned an additional $130,000 to the Company. The loan was due October 14, 1996, provided for interest at 12 percent a year, and was collateralized by the oil and gas properties in the Basin Fruitland Coal Field, the Alta Mesa Gas Field in Brooks County, Texas and the North Wilton Strawn Waterflood Unit in Young County, Texas (see "Description of Properties") and a life insurance policy on the president of the Company.

         The loans from Eagle Equity were paid off in January 1997 from the proceeds of a bank loan made to the Company.

         Mr. Lawrence E. Steinberg, who controls Eagle Equity Oil & Gas L.P., contemporaneously with the transactions described above, purchased 110,000 shares of Common Stock of the Company for $1,000 from James F. Smith, president and a director of the Company. He holds 30,000 of these shares in his name and 35,000 in each of two trusts for his children and 10,000 shares are held by Michael A. Hershman, Chief Financial Officer of Eagle Equity.


                            DESCRIPTION OF SECURITIES

         The Company is authorized to issue 20 million shares of Common Stock, $0.01 par value, and 5 million shares of Preferred Stock. The presently outstanding shares of Common Stock are fully paid and nonassessable. There are no shares of Preferred Stock issued and outstanding.


Common Stock. There are presently outstanding 910,000 shares of Common Stock.
------------

         Voting  Rights.  Holders of shares of Common  Stock are entitled to one
         --------------
vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights; accordingly, the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

         Dividend  Rights.  Holders  of record  of  shares  of Common  Stock are
         ----------------
entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor.

         Liquidation Rights. Upon any liquidation,  dissolution or winding up of
         ------------------
the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after distributions are made to the holders of the Company's Preferred Stock.

         Preemptive Rights.  Holders of Common Stock do not have any  preemptive
         -----------------
rights to subscribe for or to purchase any stock, obligations or other securities of the Company.

        Registrar and Transfer Agent. The Company's registrar and transfer agent
        ----------------------------
is Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248.

         Dissenters'  Rights.  Under  current  Delaware  law, a  shareholder  is
         -------------------
afforded dissenters' rights which, if properly exercised, may require the Company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

The  Warrants.  There are presently  outstanding  90,000  Callable  Common Stock
-------------
Purchase Warrants.

         Each Warrant is transferrable, but only to residents of the State of New York or the District of Columbia and to "accredited investors" in the State of Colorado,and entitles the record owner to purchase one share of the Company's Common Stock for $5.00. The Warrants expire April 30, 1997. The Company may call the Warrants on 15 days notice by issuing a written notice of call at any time after the Company's Common Stock has traded at or above a $6.00 closing bid or trade price for 10 consecutive trading days. Exercise of a Warrant is effected by written notification of such exercise and delivery of the $5.00-a-share exercise price either to the Company or to a member firm of the National Association of Securities Dealers.

Preferred Stock. The Company is also authorized to issue 5 million shares of Preferred Stock. There is no preferred stock outstanding.

         The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.


                                     PART II

                 MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Market  Information.  The Company's Common Stock trades on the NASD OTC Bulletin
-------------------
Board. Its symbol is TROY.

         The range of high and low bid information for the Common Stock since trading began in February 1997 is as follows:

                       1997                  High             Low
                       ----                  ----             ---
                  Feb. - present               6             5 1/2

         The source of the above bid information is Quotran. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Holders. The approximate number of holders of record of the Common Stock is 85.
-------

Dividends.  There have been no dividends declared on the Common Stock.  Although
---------
there are no restrictions on the Company's ability to declare and pay dividends (assuming earnings), the Company does not presently propose topay dividends but, rather, to employ any earnings for the acquisition of mineral or royalty interests.

                                LEGAL PROCEEDINGS

         Neither the Company nor its property is a party to any pending legal proceeding, nor is the Company aware of any contemplated legal proceeding by any governmental authority against either the Company or its property.

                          CHANGES IN AND DISAGREEMENTS
                                WITH ACCOUNTANTS

         None.

                     RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the Company sold securities of the Company without registering the securities under the Securities Act of 1933 as follows:

Regulation  D, Rule 506  offering.  During  late 1995 and early 1996 the Company
---------------------------------
sold shares of Common Stock to the Company's officers and directors, other organizers of the Company, sellers of oil and gas interests, and oil and gas investors. The number of shares sold for cash and for services are set forth below. The type and amount of consideration received by the Company for services is described in the footnotes. No underwriting commissions or discounts were paid.

Class of                        No. of    Total Cash      Value of NonCash
Persons                         Shares      Price         Considerations
-------                         ------    ----------      --------------
Officers and                  325,000(1)    $3,000            $285
 Directors

Other organizers              118,000(2)         0            $118

Securities
 Law Counsel                   40,000(3)         0             $40

Investors                       5,000          $250               0

Sellers of oil
 and gas properties
 to Company                    57,000(4)         0         $57,000
-----------------------------

 1. Of these shares, 285,000 were sold in October 1995 to 10 officer- and director-organizers of the Company for organizational services rendered valued nominally at $0.001 a share, the par value of the stock.


 2. These shares were sold in October 1995 to two organizers of the Company for organizational services rendered valued nominally at $0.001 a share, the par value of the stock, which two organizers subsequently were not elected directors or officers of the Company.

 3. These shares were sold in October 1995 to the Company's securities law counsel for legal services rendered valued nominally at $0.001 a share, the par value of the stock. This counsel later received an aggregate of $9,177.60 in cash fees for legal services rendered.

 4. Of these shares, 30,000 were issued in July 1996 as part of the $230,000 purchase price of the Company's Basin Fruitland Coal Field properties in San Juan County, New Mexico. The 30,000 shares were valued at $1 a share. Cash consideration of $200,000 was also paid in the purchase of the properties. See "Description of Properties - Basin Fruitland Coal Field - San Juan County, New Mexico." An additional 27,000 shares were issued in August 1996 as part of the $157,000 purchase price of the Company's Alta Mesa Gas Field properties in Brooks County, Texas and the North Wilton Strawn Waterflood Unit property in Young County, Texas. The 27,000 shares were valued at $1 a share. Cash consideration of $130,000 was also paid in the purchase of the properties. See "Description of Properties - Alta Mesa Gas Field - Brooks County, Texas; North Wilton Strawn Waterflood Unit in Young County, Texas."

         There were no more than 35 "non-accredited investors" in the above group, and all of the persons were deemed to be "sophisticated investors" by the Company.

Regulation D, Rule 504 Offering.  From July 1996 to November  1996,  the Company
-------------------------------
sold 90,000 units of securities for $450,000. Each unit was sold for $5.00 and consisted of one share of Common Stock and one Callable Common Stock Purchase Warrant (see "Description of Securities"). The units were sold in a public offering conducted in the State of New York, the District of Columbia and outside the U.S. to non-U.S. persons.

        Costs incurred in connection with the stock offering included legal, accounting, financial public relations, and printing costs totaling $60,089. No commissions were paid.

         There have been no sales of securities by the Company during the 12 months preceding this offering that were made in reliance on Section 3(b) of the Securities Act or in violation of Section 5 of the Securities Act. Should all 90,000 Callable Common Stock Purchase Warrants held by the purchasers of the units be exercised, a total of $900,000 in securities will have been sold by the Company in this offering conducted pursuant to the exemption from registration provided by Regulation D, Rule 504.

                          INDEMNIFICATION OF DIRECTORS
                                  AND OFFICERS

         Pursuant to the General Corporation Law of the State of Delaware, under most circumstances the Company's officers and directors may not be held liable to the Company or its shareholders for errors in judgment or other acts or omissions in the conduct of the Company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                                    PART F/S

                              FINANCIAL STATEMENTS

         Set forth below are the audited financial statements of the Company as of October 31, 1996 and for the fiscal year ended October 31, 1996 and the report of Coopers & Lybrand L.L.P., independent accountants, with respect to such financial statements, and the unaudited financial statements of the Company as of January 31, 1997 and for the three month periods ended January 31, 1997 and 1996.


Index to Financial Statements                                            Page
-----------------------------                                            ----

         Report of Independent Accountants ............................. F-1

         Balance Sheet as of October 31, 1996 .......................... F-2

         Statement of Operations for the Year
                  Ended October 31, 1996 ............................... F-3

         Statement of Stockholders' Equity for
                  the Year Ended October 31, 1996 ...................... F-4

         Statement of Cash Flows for the Year
                  Ended October 31, 1996 ............................... F-5

         Notes to Financial Statements ................................. F-6

         Balance Sheet as of January 31, 1997 (unaudited) .............. F-10

         Statements of Operations for the 3 month periods ended
                  January 31, 1996 and 1997 (unaudited)................. F-11

         Statements of Cash Flows for the 3 month periods ended
                  January 31, 1996 and 1997 (unaudited) ................ F-12

         Notes to Unaudited Financial Statements ....................... F-13

Report of Independent Accountants


To the Board of Directors
General American Royalty, Inc.:

We have audited the accompanying balance sheet of General American Royalty, Inc. as of October 31, 1996 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General American Royalty, Inc. as of October 31, 1996, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                                      COOPERS & LYBRAND L.L.P.


Dallas, Texas
November 30, 1996,
except as to the information
presented in Note 6, for which
the date is January 21, 1997

                         GENERAL AMERICAN ROYALTY, INC.
                                 BALANCE SHEET
                                October 31, 1996

                                     ASSETS

Current assets:
  Cash                                                            $   37,916
  Accounts recivable, oil and gas                                     29,608
  Accounts receivable-officers                                         3,135
  Accounts receivable-other                                            1,650
  Prepaid expenses                                                     2,834
                                                                   ---------
    Total current assets                                              75,143

Royalty interests in oil and gas properties, less
  accumulated depletion of $21,381                                   545,815
Other assets, net of amortization of $100                              3,929
                                                                  ----------
          Total Assets                                           $   624,887
                                                                  ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                               $    10,022
  Accounts payable-shareholder                                         3,000
  Notes payable to shareholder, current portion                       33,333
                                                                  ----------
    Total current liabilities                                         46,355

Notes payable to shareholder                                         136,667
                                                                  ----------
         Total liabilities                                           183,022
                                                                  ----------

Stockholders' equity:
  Common stock, $.001 par value, 20,000,000 shares
   authorized, 910,000 shares issued and outstanding                     910
Preferred stock, $.001 par value, 5,000,000
  shares authorized, no shares issued or outstanding                     -
Additional paid-in capital                                           489,219
Accumulated deficit                                                  (48,264)
                                                                 -----------
          Total stockholders'equity                                  441,865
                                                                 -----------
           Total liabilities and stockholders'
                equity                                          $    624,887
                                                                 ===========

The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                            STATEMENT OF OPERATIONS
                      for the year ended October 31, 1996

Revenues:
  Oil and gas royalty income, net of severance and
       ad valorem taxes                                        $    50,035
                                                                ----------
Cost and expenses:
  General and administrative expense                                71,814
  Depletion and amortization expense                                21,481
  Interest expense                                                   5,004
                                                                ----------
                                                                    98,299
                                                                ----------
Net Loss                                                       $   (48,264)
                                                                ==========
Net loss per common share                                      $     (0.06)
                                                                ==========
Weighted average number of common shares outstanding               766,356
                                                                ==========

The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                       STATEMENT OF STOCKHOLDERS' EQUITY
                       for the year ended October 31, 1996


                                    Common Stock        Additional                Total
                                    -------------       Paid - In   Accumulated   Stockholders'
                                   Shares     Amount    Capital     Deficit       Equity
                                  -------   ---------  ---------  -----------  --------------
Balance at October 31, 1995         -           -           -          -            -
 Sale of Common stock             763,000     763        42,455        -           43,218
 Common stock issued for oil
     and gas interests             57,000      57        56,943        -           57,000
 Offering of common stock
    and other warrants
    net of offering costs          90,000      90       389,821        -          389,911
Net loss                            -           -           -      (48,264)       (48,264)
                                ---------   ------   ----------  ---------      ---------
Balance at October 31, 1996       910,000     910       489,219    (48,264)       441,865
                                =========   ======   ==========  =========      =========



     The accompanying notes are an integral part of the finacial statements

                         GENERAL AMERICAN ROYALTY, INC.
                            STATEMENTS OF CASH FLOWS
                      for the year ended October 31, 1996


Cash flows from operating activities:

Net Loss                                                       $    (48,264)
Adjustments to reconcile net loss to net cash
         used in operating activities:
  Depletion and amortization                                         21,481
  Increase in accounts receivable                                   (34,393)
  Increase in prepaid expenses                                       (2,834)
  Increase in accounts payable                                       13,022
  Noncash payment of stock for services                                 508
  Increase in other assets                                           (4,029)
                                                               ------------
           Net cash used in operating activities                    (54,509)
                                                               ------------
Cash flows from investing activities:
  Purchase of royalty interests                                    (510,196)
                                                               ------------
           Net cash used in investing activities                   (510,196)
                                                               ------------
Cash flows from financing activities:
  Issuance of common stock                                          432,621
  Increase in notes payable                                         170,000
                                                               ------------
           Net cash provided by financing activities                602,621
                                                               ------------
Net increase in cash                                                 37,916

Cash at beginning of year                                               -
                                                               ------------
Cash at end of year                                           $      37,916
                                                               ============

    The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:
   ------------------------------------------

General American Royalty, Inc. ("Company") was incorporated on December 28, 1992 in the state of Delaware as Hermes Capital Management, Inc. and was inactive until it changed its name on October 23, 1995 to General American Royalty, Inc. The Company is engaged in the business of acquiring and managing producing oil and gas royalty, overriding royalty and mineral interests in Texas and New Mexico.

Royalty Interests in Oil and Gas Properties
--------------------------------------------

Costs  of  acquiring   interests  in  producing  royalty  interests,   including
evaluation costs, are capitalized and depleted over a 10-year life using the straight line method.

Income Taxes
------------

The Company follows Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities based on the difference between the fiancial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued

2. Notes Payable:
   -------------

The Company has $170,000 in notes payable to a shareholder. The notes bear interest at 12% and are due on November 30, 1996. Notes are collateralized by mortgages and deeds of trust on certain oil and gas royalty and mineral interests and by life insurance policies covering the president of the Company (see Note 6).

3. Related Party Transactions:
   --------------------------

As of October 31, 1996 the Company has accounts receivable for travel advances due from one officer of approximately $3,100 and a payable to one shareholder of $3,000.

4. Equity Transactions:
   -------------------

The Company closed its initial offering of common stock and warrants on October 31, 1996. The offering consisted of the sale of 90,000 units at $5.00 per unit. Each unit consisted of one share of common stock ($.001 par value) and one stock purchase warrant entitling the holder to one share of common stock of the Company at a purchase price of $5.00. The Company can call in the warrants on 15 days notice, if not exercised by the holder prior to the expiration of a 15-day notice period, should the Company's common stock trade at or above $6.00 reported closing bid or trade price for 10 consecutive trading days. Costs incurred in connection with the stock offering totaling $60,089 have been recorded as a reduction of additional paid-in capital. The warrants expire on April 30, 1997.

The Company purchased two royalty interests for cash and 57,000 shares of common stock valued at $1.00 per share.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued

5. Income Taxes:
   ------------

         A reconciliation of income tax benefit computed at the federal statutory rate and the Company's income tax provision of $0 for the year ended October 31, 1996 is as follows:

Pretax loss at statutory rate                                      $   (16,410)

State taxes                                                             (1,158)
Meals and entertainment                                                  1,024
Key man life insurance                                                     131
Deferred tax asset valuation allowance                                  16,413
                                                                  ------------
                                                                 $           0
                                                                  ============
The Company's deferred income tax balance at October 31, 1996 consisted of the following:

Deferred tax assets:
   Net operating loss carrforward                                $      16,413
Valuation allowance                                                    (16,413)
                                                                  ------------
Net deferred income tax asset                                    $           0
                                                                  ============

The Company has a net operating loss carryforward of approximately $48,000, which will expire in 2011. None of the benefit of the net operating loss has been recognized in the financial statements.

6. Subsequent Event:
   ----------------

On January 21, 1997, the Company entered into a $200,000 financing arrangement with State Bank & Trust Company, Dallas. The Company has collateralized the loan with mortgages and deeds of trust on certain royalty interests in oil and gas properties.

                         GENERAL AMERICAN ROYALTY, INC.
                    NOTES TO FINANCIAL STATEMENTS, Continued


The loan is payable in monthly installments of $6,667 commencing June 21, 1997 and a final payment of unpaid principal on January 21, 1998, and bears interest at a fluctuating rate per annum equal to 2% in excess of the corporate prime rate of interest published in the Wall Street Journal. Interest is payable monthly commencing on February 21, 1997.

The majority of the loan proceeds will be used to repay the shareholder notes payable of $170,000 (see Note 2).

Management anticipates that the remainder of the loan proceeds combined with monthly royalty income amounts and proceeds from exercises of stock purchase warrants, will be sufficient to meet its operating requirement.

7. Supplemental Oil and Gas Information(Unaudited):
   -----------------------------------------------

   Reserve Quantities
   ------------------

     Information regarding estimates of the proved oil and gas reserves attributable to the Company are based on reports prepared by J.W. Cunningham, Inc. and John Burns, independent petroleum engineering consultants. Estimates were prepared in accordance with Statement of Financial Accounting Standards No. 69 and the guidelines established by the Securities and Exchange Commission.

     Oil and gas reserve quantities (all located in the United States) are estimates based on information available at the time of their preparation. Such estimates are subject to change as additional information becomes available. Reserves actually recovered, and the timing of production of those reserves, may differ substantially from original estimates.

     Estimated quantities of proved developed reserves of oil and gas as of October 31, 1996 were as follows (in thousands):

            Oil(barrels)                                  11
                                                     =======

            Gas (Mcf)                                    422
                                                     =======

                         GENERAL AMERICAN ROYALTY, INC.
                                 BALANCE SHEET
                                January 31, 1997
                                  (Unaudited)

                                     ASSETS

Current assets:
  Cash                                                        $      28,650
  Accounts receivable-oil & gas                                      41,526
  Accounts receivable-officers                                        4,559
  Accounts receivable-other                                           1,650
  Prepaid expenses                                                      368
                                                               ------------

    Total Current Assets                                            82,626

Equipment, less accumulated depreciation of $48                      1,077
Royalty interests in oil and gas properties,
         less accumulated depletion of $35,561                     531,635
Other assets, net of amortization of $490                            9,777
                                                              ------------
        Total Assets                                         $     619,242
                                                              ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                         $       32,544
  Accounts payable-shareholder                                      3,000
  Note payable                                                    200,000
                                                             ------------
    Total Liabilities                                             235,544
                                                             ------------
Stockholders' equity:
  Common stock, $.001 par value, 20,000,000 share
       authorized 910,000 issued and outstanding                     910
  Preferred stock, $.001 par value, 4,000,000 shares
       authorized, no shares issued or outstanding
  Additional paid-in capital                                     489,219
  Accumulated deficit                                           (106,431)
                                                            ------------
    Total stockholders' equity                                   383,698
                                                            ------------
        Total liabilities and stockholders' equity        $      619,242
                                                            ============

    The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                            STATEMENT OF OPERATIONS
           for the three month period ended January 31, 1997 and 1996
                                  (Unaudited)

                                                 Three Months Ended
                                                      January 31,
                                             -----------------------------
                                                1997              1996
                                                ----              ----
Revenues:
Oil and gas royalty income, net of
  severance and ad valorem taxes             $   45,350        $      -
                                              ---------         ----------
Cost and expenses:
  General and administrative                     84,122              9,416
  Depreciation, depletion and amortization       14,253                 25
  Interest Expense                                5,142               -
                                              ---------        -----------
Total Cost and expense                       $  103,517       $      9,441
                                              ---------        -----------
Net loss                                     $  (58,167)      $     (9,441)
                                              =========        ===========
Net loss per common share                          (.06)              (.01)
                                              =========        ===========
Weighted average number of
  common shares outstanding                     910,000            732,359
                                              =========        ===========

    The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                            STATEMENTS OF CASH FLOWS
           for the three month period ended January 31, 1997 and 1996
                                  (Unaudited)

                                                     Three Months Ended
                                                         January 31,
                                                  --------------------------
                                                       1997           1996
                                                       ----           ----
Cash flows from operating activities:
  Net loss                                        $   (58,167)    $  (9,441)
  Adjustments to reconcile net loss to net
    cash used in operating activities
    Depreciation, depletion and amortization           14,253            25
    Increase in accounts receivable                   (13,342)      (17,500)
    Decrease in prepaid expenses                         2466        (1,000)
    Noncash payment of stock for services                               508
    Increase in accounts payable                       22,522         2,197
    Increase in other assets                           (5,873)       (2,649)
                                                   ----------      --------
      Net cash used in operating activities           (38,141)      (27,860)
                                                   ----------      --------
Cash flows from investing activities:
  Purchase of equipment                                (1,125)           -
                                                   ----------      --------
      Net cash used in investing activities            (1,125)            0
                                                   ----------      --------
Cash flows from financing activities:
  Issuance of common stock                                           32,710
  Increase in notes payable                           200,000
  Decrease in notes payable                          (170,000)          -
                                                   ----------      --------
      Net cash provided by financing activities        30,000        32,710
                                                   ----------      --------
Net decrease in cash                                   (9,266)        4,850

Cash at beginning of period                            37,916             0
                                                   ----------      ---------
Cash at end of period                             $    28,650     $    4,850
                                                   ==========      =========

    The accompanying notes are an integral part of the financial statements.

                         GENERAL AMERICAN ROYALTY, INC.
                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)



1. Summary of Significant Accounting Policies:
  -------------------------------------------

General American Royalty, Inc. ("Company") was incorporated on December 28, 1992 in the state of Delaware as Hermes Capital Management, Inc. and was inactive until it changed its name on October 23, 1995 to General American Royalty, Inc. the Company is engaged in the business of acquiring and managing producing oil and gas royalty, overriding royalty and mineral interests in Texas and New Mexico.

Financial Statement Presentation
--------------------------------

The accompanying unaudited financial statements reflect the financial position and the results of operations and cash flows of General American Royalty, Inc. ("Company") as of January 31, 1997 and for the three months ended January 31, 1997 and 1996. The financial statements have been prepared in conformity with generally accepted accounting principles and contain such adjustments as management feels necessary to present fairly, in all material aspects, the financial position of the Company.


Royalty Interests in Oil and Gas Properties
-------------------------------------------
Costs  of  acquiring   interests  in  producing  royalty  interests,   including
evaluation costs, are capitalized and depleted over a 10-year life using the straight line method.

Income Taxes
------------
The Company follows Statement of Financial Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities based on the difference between the fiancial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                         GENERAL AMERICAN ROYALTY, INC.
                      NOTES TO FINANCIAL STATEMENTS, INC.
                                  (Unaudited)

2. Note Payable
   ------------

On January 31, 1997, the Company entered into a $200,000 financing agreement with State Bank & Trust Company, Dallas. The Company has collateralized the loan with mortgages and deeds of trust on certain royalty interests in oil and gas properties.

The loan is payable in monthly installments of $6,667 commencing June 21, 1997 and a final payment of unpaid principal on January 21, 1998, and bears interest at a fluctuating rate per annum equal to 2% in excess of the prime rate of interest published in the Wall Street Journal. Interest is payable monthly commencing on February 21, 1997.

3. Related Party Transactions:
   --------------------------

As of January 31, 1997, the Company has accounts receivable for travel advances due from one officer of approximately $4,559 and a payable to one shareholder of $3,000.

4. Income Taxes:
   ------------

The Company has net loss carry forwards which will begin to expire in 2011. None of the benefit of the net operating loss has been recognized in the financial statements.

                                    EXHIBITS

         Index to Exhibits.  The following exhibits are included as part of this
         -----------------
 registration statement:

Exhibit Number                                  Description of Exhibit
--------------                                  ----------------------
         2                                    Articles of Incorporation, as
                                               amended, and Bylaws of the
                                               Company, all as presently in
                                               effect.

         3                                    Copy of Warrant Certificate


         10                                   Consent of Coopers & Lybrand
                                              L.L.P.



                                   SIGNATURES


         In accordance with Section 12 of the Securities Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  GENERAL AMERICAN ROYALTY, INC.




March 26, 1997                                 By: /s/ James F. Smith
                                                     --------------------------
                                                      James F. Smith, President

Exhibit 2

                               State of Delaware
                        Office of the Secreatry of State


     I, Michael Ratchford, Secretary of State of the State of Delaware, do hereby certify the attached is a true and correct copy of the certificate of incorporation of "Hermes Capital Management, Inc." filed in this office on the twenty-eight day of December, A.D. 1992, at 12 o'clock p.m.
     A certified copy of this certificate has been forwarded to New Castle County recorder of deeds for recording.






                                     /s/ Michael Ratchford
     [ Seal ]                          -----------------------------------------
                                         Michael Ratchford, Secretary of State


                                       Authentication: #3720963
  722363126                                      Date: 12/28/1992

                          CERTIFICATE OF INCORPORATION

                                       OF

                        HERMES CAPITAL MANAGEMENT, INC.

     The undersigned, acting as incorporator of a corporation under the General Corporation Law of the State of Delaware, does hereby adopt the following Certificate of Incorporation for such corporation.

                                  ARTICLE ONE

     The name of the corporation is:

                         HERMES CAPITAL MANAGEMENT, INC.

                                  ARTICLE TWO

     The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange St., in the City of Wilmington, New Castle County, Delaware. The name of its registered agent at such address is the Corporation Trust Company.

                                 ARTICLE THREE

     The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

                                  ARTICLE FOUR

     The total number of shares of stock which the corporation shall have authority to issue is 10,000 shares, with a par value of $0.01 each. All such shares shall be of one class and designated common stock.

                                  ARTICLE FIVE

     The board of directors is authorized to make, alter, or repeal the bylaws of the corporation. Election of directors need not be by ballot.

                                  ARTICLE SIX

     The name and mailing address of the person who is to serve as the sole director until the first annual meeting of stockholders or until his successor is elected and duly qualified is:


     Name                                       Address
     -------                                    ---------
     C.B. Harrison, Jr.                         13101 Preston Road, Suite 400
                                                Dallas, Texas  75240-5230

                                 ARTICLE SEVEN

     The corporation expressly elects to not be governed by the restrictions contained in section 203 of the General Corporation Law of Delaware regarding business combinations with interested stockholders.

                                 ARTICLE EIGHT

     Whenever with respect to any action to be taken by the shareholders of the corporation, any provision of the General Corporation Law of Delaware would require the vote or concurrence of the holders of shares having more than a majority of the votes entitled to be cast thereon, or of any class or series therof, only the vote or concurrence of the holders of shares or of any class or series thereof, having a majority of the votes entitled to be cast thereon, shall be required with respect to any such action.

                                  ARITLCE NINE

     No director of this corporation shall be liable to the corporation for monetary damages for an act or omission occurring in the director's capacity as a director, except to the extent the statutes of the State of Delaware expressly provide that the director's liability may not be eliminated or limited. Any repeal or amendment of this paragraph that increases the liablity of a director shall be prospective only, and shall not adversely affect any limitation on the personal liablity of a director of the corporation existing at the time of such repeal or amendment.

                                  ARTICLE TEN

     The corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

                                 ARTICLE ELEVEN

The name and mailing address of the incorporator is:

         Cliff Blount
         Clark, Thomas, Winters & Newton
         P.O. Box 1148
         Austin, Texas  78767

     The undersigned, being the incorporator hereinabove named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby delcaring and certifying that this is his act and deed, and the facts herein stated are true and, accordingly, he has executed this Certificate of Incorporation this the 23rd day of December, 1992.


                                            /s/ Cliff Blount
                                            -------------------------------
                                            Cliff Blount

                               State of Delaware

                        Office of the Secretary of State


     I, Edward J. Freel, Secretary of State of the State of Delaware, do hereby certify the attached is a true and correct copy of the certificate of amendment of "Hermes Captial Management, Inc..", changing its name from "Hermes Capital Management, Inc." to "General American Royalty, Inc.", filed in this office on the twenty-third day of October, A.D. 1995, at 10 o'clock a.m.

     A certified copy of this certificate has been forwarded to the New Castle County recorder of Deeds for recording.




[SEAL]                                      /s/  Edward J. Freel
                                            -----------------------------------
                                            Edward J. Freel, Secretary of State


2320431  8100                               Authentication:  7683513
950243001                                             Date:   10-23-95

                            CERTIFICATE OF AMENDMENT

                                       OF

                          CERTIFICATE OF INCORPORATION

     HERMES CAPITAL MANAGEMENT CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

     FIRST. That at a meeting of the Board of Directors of HERMES CAPITAL MANAGEMENT CORPORATION resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, delcaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

         "Resolved, That the Certificate of Incorporation of the corporation be amended by changing the Article One thereof so that, as amended said Article shall be and read as follows:

         "The name of the corporation is GENERAL AMERICAN ROYALTY, INC."

     SECOND. That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITHNESS WHEREOF, said HERMES CAPITAL MANAGEMENT CORPORATION has caused this certificate to be signed by C.B. HARRISON, JR., its President who was authorized to make this certificate, this 9th day of October, 1995.


                                            /s/ C. B. Harrison, Jr.
                                            ------------------------------
                                            C.B. HARRISON, JR.
                                            President


CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION, Page Solo
-------------------------------------------------------------------

                               State of Delaware

                        Office of the Secretary of State
                        --------------------------------

     I, EDWARD J. FREEL, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "GENERAL AMERICAN ROYALTY, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF OCTOBER, A.D. 1996, AT 4:30 O'CLOCK P.M.

     A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS FOR RECORDING.




[SEAL]

                                             /s/ Edward J. Freel
                                             ------------------------------
                                             Edward J. Freel, Secretary of State

2320431  8100                                Authentication:    817226
960316842                                    Date:              10-31-96

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION

                         GENERAL AMERICAN ROYALTY, INC.


         General American Royalty, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

         FIRST: That at a meeting of the Board of Directors of General American Royalty, Inc. resolutions were adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

         RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing the Article Four thereof so that, as amended said Article shall be and read as follows:

         FOURTH:  Capital  Stock.  The  Corporation  is  authorized to issue two
                  --------------
classes of stock, both of which shall be voting. One class of stock shall be Common Stock, par value $.001. The second class of stock shall be Preferred Stock, par value $0.001. The Preferred Stock , or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

         The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

                                     No. of
                    Par            Authorized
Class               Value            Shares                    Total
------           ---------        --------------          ----------------
Common            $0.001           20,000,000                 $20,000
Preferred         $0.001            5,000,000                 $ 5,000
                                   ----------                  ------
Totals:                            25,000,000                 $25,000

     SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

     IN WITNESS WHEREOF, said General American Royalty, Inc. has caused this certificate to be signed by James F. Smith, its President, who was authorized to make this certificate, this 30th day of October, 1996


                                                     /s/  James F. Smith
                                                     -------------------------
                                                     James F. Smith, President

                                    BYLAWS OF

                         GENERAL AMERICAN ROYALTY, INC.

                             A DELAWARE CORPORATION

                                  As Adopted by

                            Its Board of Directors On

                         the 28th day of December, 1992

                                    BYLAWS OF

                         GENERAL AMERICAN ROYALTY, INC.

                             A DELAWARE CORPORATION



                                Table of Contents
                                -----------------

                                    ARTICLE I

                                     OFFICES
                                     -------

Section l.  Registered Office ............................................. 1
---------   -----------------
Section 2.  Other Offices.................................................. 1
---------   -------------

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

Section 1.  Meetings of Stockholders for Election of Directors  ........... 1
---------   --------------------------------------------------
Section 2.  Annual Meetings of Stockholders ............................... 1
---------   -------------------------------
Section 3.  Written Notice of Annual Meetings.............................. 1
---------   ---------------------------------
Section 4.  Stock Ledger .................................................. 1
---------   ------------

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS, Cont'd.
                            ---------------------------------


Section 5.  Special Meetings of Stockholders .............................. 2
---------   --------------------------------
Section 6.  Written Notice of Special Meetings ............................ 2
---------   ----------------------------------
Section 7.  Business Transacted at Special Meetings ....................... 2
---------   ---------------------------------------
Section 8.  Majority Vote by Proxy ........................................ 2
---------   ----------------------
Section 9.  Quorum ........................................................ 2
---------   ------
Section 10. One Vote Per Person ........................................... 3
----------  -------------------
Section 11. Action Without Meeting ........................................ 3
----------  ----------------------

                                   ARTICLE III

                                    DIRECTORS
                                    ---------

Section 1.  Number  ......................................................  3
----------  ------
Section 2.  Removal and Resignation ......................................  3
----------  -----------------------
Section 3.  Vacancies ....................................................  3
----------  ---------
Section 4.   .............................................................  4
----------
Section 5.  Annual Meeting ...............................................  4
----------  --------------
Section 6.  Regular Meetings .............................................  4
----------  ----------------
Section 7.  Special Meetings .............................................  4
----------  ----------------
Section 8.  Transaction of Business ......................................  4
----------  -----------------------
Section 9.  Action by Written Consent ....................................  4
----------  -------------------------
Section 10. Telephonic Communication .....................................  5
----------  ------------------------
Section 11. Committees ...................................................  5
----------  ----------
Section 13. Compensation..................................................  5
----------  ------------

                                   ARTICLE IV

                                     NOTICES
                                     -------

Section 1. Delivery ......................................................  6
---------  --------
Section 2. Waiver ........................................................  6
---------  ------

                                    ARTICLE V

                                    OFFICERS
                                    --------

Section 1.  Generally  ...................................................  6
----------  ---------
Section 2.  Compensation  ................................................  6
----------  ------------
Section 3.  Term .........................................................  6
----------  ----
Section 4.  President ....................................................  6
----------  ---------
Section 5.  Vice President ...............................................  7
----------  --------------
Section 6.  Secretary  ...................................................  7
----------  ---------
Section 7.  Assistant Secretary ..........................................  7
----------  -------------------
Section 8.  Treasurer   ..................................................  7
----------  ---------
Section 9.  Assistant Treasurer  .........................................  8
----------  -------------------

                                   ARTICLE VI

                              CERTIFICATE OF STOCK
                              --------------------

Section 1.  Issuance of Certificate ......................................  8
----------  -----------------------
Section 2.  Lost Certificates  ...........................................  8
----------  -----------------
Section 3.  Transfer of Stock ............................................  9
----------  -----------------
Section 4.  Fixing Record Date ...........................................  9
----------  ------------------
Section 5.  Registered Stockholders  .....................................  9
----------  -----------------------

                                   ARTICLE VII

                                    DIVIDENDS
                                    ---------

 Section 1.  Generally ...................................................  9
 ----------  ---------
 Section 2.  Reserves ....................................................  9
 ----------  --------

                                  ARTICLE VIII

                                  MISCELLANEOUS
                                  -------------

Section 1.  Annual Statement ............................................. 10
----------  ----------------
Section 2.  Checks ....................................................... 10
----------  ------
Section 3.  Fiscal Year .................................................. 10
----------  -----------
Section 4.  Seal  ........................................................ 10
----------  ----
Section 5.  Indemnification .............................................. 10
----------  ---------------
Section 6.  Amendments ................................................... 10
----------  ----------

                                    BYLAWS OF

                         GENERAL AMERICAN ROYALTY, INC.

                             A DELAWARE CORPORATION

                                    ARTICLE I

                                     OFFICES
                                     -------

         Section 1. Registered Office. The  registered  office shall  be in the
         ----------------------------
City of Wilmington, County of New Castle, State of Delaware.

         Section 2. Other  Offices.  The  corporation  may also have offices at
         -------------------------
suchother places both within and without the State of Delaware as the board of directors may determine from time to time or the business of the corporation may require.

                                   ARTICLE II

                            MEETINGS OF STOCKHOLDERS
                            ------------------------

         Section 1.  Meetings of  Stockholders  for Election of  Directors.
         ------------------------------------------------------------------
All meetings of the stockholders for the election of directors shall be held at such place as may be fixed from time to time by the board of directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the board of directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

         Section  2.  Annual  Meetings  of  Stockholders.   Annual  meetings  of
         -----------------------------------------------
stockholders, commencing with the year 1993, shall be held on such date and time as shall be designated from time to time by the board of directors and stated in the notice of the meeting, at which they shall elect by a plurality vote of the board of directors, and transact such other business as may properly be brought before the meeting.

         Section 3. Written  Notice of Annual  Meetings.  Written  notice of the
         ----------------------------------------------
annual meeting stating the place, date, and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) or more than sixty (60) days before the date of the meeting.

         Section 4. Stock Ledger. The officer who has charge of the stock ledger
         -----------------------
of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

         Section 5. Special  Meetings of  Stockholders.  Special meetings of the
         ---------------------------------------------
stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

         Section 6.  Written  Notice of Special  Meetings.  Written  notice of a
         ------------------------------------------------
special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten
(10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

         Section 7. Business Transacted at Special Meetings. Business transacted
         --------------------------------------------------
at any special meeting of stockholders shall be limited to the purposes stated in the notice.

         Section 8.  Majority  Vote by Proxy.  The  holders of a majority of the
         -----------------------------------
stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

         Section 9. Quorum. When a quorum is present at any meeting, the vote of
         -----------------
the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or if the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

         Section  10. One Vote Per  Person.  Unless  otherwise  provided  in the
         ---------------------------------
certificate of incorporation each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be noted on after three (3) years from its date, unless the proxy provides for a longer period.

         Section  11.  Action  Without  Meeting.  Unless  otherwise  provided in
         --------------------------------------
the-certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporation action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

                                   ARTICLE III

                                    DIRECTORS
                                    ---------

         Section 1. Number.  The number of directors which shall  constitute the
         -----------------
whole board shall be one (1). The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his successor is elected and qualified or until his earlier resignation or removal. Directors need not be stockholders.

         Section 2. Removal and Resignation.  Unless otherwise restricted by the
         ----------------------------------
certificate of incorporation or by law, any director or the entire board of directors may be removed, with or without cause by the holders of a majority of shares entitled to vote at an election of directors. Any director may resign at any time upon written notice to the corporation.

         Section  3.  Vacancies.   Vacancies  and  newly  created  directorships
         ----------------------
resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are not directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy of any newly created directorship, the directors then in of f ice shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase) , the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

         Section 4. The business of the corporation shall be managed by or under
         ----------
the direction of its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

         Section 5. Annual Meeting.  Each newly elected board of directors shall
         -------------------------
hold an annual meeting following the annual meeting of the stockholders as shall be specified in a notice given as hereinafter provided for special meetings of the board of directors, or as shall be specified in a written waiver signed by all of the directors.

         Section 6. Regular Meetings. Regular meetings of the board of directors
         ---------------------------
may be held without notice at such time and at such place as shall from time to time be determined by the board.

         Section  7.  Special  meetings.  Special  meetings  of the board may be
         ------------------------------
called by the president on one (1) days notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors unless the board consists of only one director; in which case special meetings shall be called by the sole director.

        Section 8.  Transaction  of  Business.  At all meetings of the board of
         -------------------------------------
directors, a majority of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may otherwise be specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

         Section 9. Action by Written Consent.  Unless  otherwise  restricted by
         ------------------------------------
the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the board of directors or committee.

         Section 10. Telephonic  Communication.  Unless otherwise  restricted by
         -------------------------------------
the certificate of incorporation or these bylaws, members of the board of directors, or any committee designated by the board of directors, may participate in a meeting of the board of directors, or any committee, by means of telephone conference or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

         Section 11. Committees.  The board of directors may,  by  resolution,
         ----------------------
passed by a majority of the whole board, designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to (a) authorize the amending of the certificate of incorporation; (b) adopt an agreement of merger or consolidation; (c) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets; (d) recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution; (e) amend the bylaws of the corporation; or (f) unless the certificate of incorporation expressly so provides, declare a dividend or authorize the issuance of stock. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors when required.

         Section  13.   Compensation.   Unless   otherwise   restricted  by  the
         ---------------------------
certificate of incorporation or these bylaws, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid for their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.


                                   ARTICLE IV

                                     NOTICES
                                     -------

         Section 1. Delivery. Whenever, under the provisions of the statutes, of
         -------------------
the certificate of incorporation, or these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by certified or registered mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given three (3) business days following the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram and will be deemed to be given on the day the telegram is sent. If a director or stockholder has provided a facsimile telephone number, notice may be given by facsimile transfer and shall be deemed to be delivered when confirmation of delivery is received.

         Section 2.  Waiver.  Whenever  any notice is required to be given under
         ------------------
the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                    ARTICLE V

                                    OFFICERS
                                    --------

         Section 1. Generally.  The officers of the corporation  shall be chosen
         --------------------
by the board of directors and shall be a president, a vice-president, a secretary and a treasurer. The board of directors may also choose additional vice-presidents, and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

         Section 2.  Compensation.  The salaries of all officers and agents of
         ------------------------
the corporation shall be fixed by the board of directors.

         Section 3. Term.  The  officers  of the  corporation  shall hold office
         ---------------
until their successors are chosen and qualify. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

        Section 4.President.  The president shall be the chief executive officer
        -------------------
of the corporation, preside at all meetings of the stockholders and the board of directors, have general and active management of the business of the corporation, and see that all orders and resolutions of the board of directors are carried into effect. The president shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

         Section 5. Vice President.  In the absence of the president,  or in the
         -------------------------
event of his inability or refusal to act, the vice president (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

         Section 6.  Secretary.  The secretary  shall attend all meetings of the
         ---------------------
board of directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he shall be. The secretary shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

        Section 7. Assistant  Secretary.  The assistant secretary,  if any, (or
        -------------------------------
if there be more than one, the assistant secretaries in the order determined by the board of directors, or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

         Section 8.  Treasurer.  The  treasurer  shall  have the  custody of the
         ---------------------
corporate funds and securities and shall keep full and accurate accounts of all receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. If required by the board of directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

         Section 9. Assistant  Treasurer.  The assistant  treasurer (or if there
         -------------------------------
shall be more than one, the assistant treasurers in the order determined by the board of directors, or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.


                                   ARTICLE VI

                              CERTIFICATE OF STOCK
                              --------------------

         Section  1.  Issuance  of  Certificate.  Every  holder  of stock in the
         --------------------------------------
corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the chairman or vice-chairman of the board of directors, or the president or a vice-president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by the shareholder in the corporation.

         Any of or all the signatures on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

         Section 2. Lost  Certificates.  The board of  directors  may  direct a
         ------------------------------
new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or his legal representative, to advertise the same in such manner as it shall require, and/or to give the corporation a bond in such sum, or other security in such form, as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate claimed to have been lost, stolen, or destroyed.

         Section 3. Transfer of Stock.  Upon surrender to the corporation or the
         ----------------------------
transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

         Section  4.  Fixing  Record  Date.  In order that the  corporation  may
         ---------------------------------
determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the board of directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

         Section 5. Registered  Stockholders.  The corporation shall be entitled
         -----------------------------------
to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

                                   ARTICLE VII

                                    DIVIDENDS
                                    ---------

         Section  1.  Generally.   Dividends  upon  the  capital  stock  of  the
         ----------------------
corporation, subject to the provisions of the certificate of incorporation, if any, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.


         Section 2. Reserves. Before payment of any dividend, there may be set
         -------------------
aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

                                  ARTICLE VIII

                                  MISCELLANEOUS
                                  -------------

         Section 1. Annual  Statement.  The board of directors  shall present at
         ----------------------------
each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

         Section 2.  Checks.  All checks for  demands for money and notes of the
         ------------------
corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

         Section 3. Fiscal Year. The fiscal year of the  corporation  shall be
          ----------------------
fixed by resolution of the board of directors.

         Section 4. Seal. The corporate seal, if the directors deem it advisable
         ---------------
for the corporation to acquire a seal, shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

         Section 5.  Indemnification.   The corporation  shall indemnify  its
         ---------------------------
officers, directors, employees, and agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

         Section 6. Amendments. These bylaws may be altered, amended or repealed
         ---------------------
or new bylaws may be adopted by the stockholders or by the board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend, or repeal bylaws is conferred upon the board of directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend, or repeal bylaws.

 Exhibit 3
                                                              CUSIP  368772 11 7

                              WARRANT CERTIFICATE

                        GENERAL AMERICAN ROYALTY, INC..

Void (unless extended) after 5:00 p.m., central standard time, on April 30, 1997





This Warrant Certificate certifies that




, or registered assigns, is the registered holder of


Warrants (the "Warrants") expiring April 30, 1997, to purchase shares of Common Stock $0.01 par value per share, of General American Royalty, Inc., a Delaware corporation (the "Company"). Each Warrant entitles the holder to purchase from the Company on or after the date hereof and on or before the close of business on April 30, 1997 (the "Termination Date"), one fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Company (the "Shares" ) at the exercise price (the "Exercise Price") of $5.00 payable in lawful money of the United States of American upon surrender of this Warrant Certificate and payment of the Exercise Price at 16910 Dallas Parkway, Suite 100, Dallas, TX 75248, or at such other place as the Company may designate by notice to the holder, but only subject to the conditions set forth herein.

The Company can call in the Warrants on 15 days notice, if not exercised by the holder prior to the expiration of the 15-day notice period, should the Company's Common Stock trade at or above $6.00 repoRted closing bid or trade price for 10 consecutive trading days. See the reverse hereof and such further provisions shall for all purpose have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term used in the Warrant Agreement.

WITNESS the facsimile seal of the Company and the Facsimile signatures of its duly authorized officers.

DATE


/s/ James F. Smith
---------------------------
James F. Smith                              Countersigned:
President                       [SEAL]           SECURITIES TRANSFER CORPORATION
                                                 P.O. Box 701629
                                                 Dallas, Texas  75370

/s/ Sammie S. Smith
------------------------
Sammie S. Smith
Secretary                                   By:

                                            ------------------------------------
                                             Transfer Agent-Authorized Signature

Exhibit 10

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the inclusion in this registration statement on Form 10-SB of our report dated November 30, 1996, except as to the information presented in Note 6, for which the date is January 21, 1997, on our audit of the financial statements of General American Royalty, Inc.


 /s/  COOPERS & LYBRAND L.L.P.
 ------------------------------
      COOPERS & LYBRAND L.L.P.


Dallas, Texas
March 26, 1997